Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: July 26, 2006

For immediate release

    92% of Arcelor shares tendered in Mittal Steel’s offer for Arcelor

  594.5 million Arcelor shares and 19.9 million Arcelor convertible bonds tendered representing 91.88% of the fully-diluted share capital
  665.6 million Mittal Steel shares and €7.77 bn in cash to be paid to holders of tendered Arcelor shares and convertible bonds on August 1, 2006
  Mittal Steel market capitalisation to amount to US$44.3 bn (€35.1 bn) post issuance of new shares based on the closing Mittal Steel share price on July 24, 2006
  A free float of approximately US$24.3 bn (€19.2 bn) based on the closing Mittal Steel share price on July 24, 2006, representing 54.8% of the total market capitalisation
  A subsequent offering period to start on July 27, 2006 and close on August 17, 2006
  Sell-out right for minority shareholders pursuant to Luxembourg law, including an all-cash option, to start on August 18 and end on November 17, 2006

26th July 2006 – Rotterdam – Mittal Steel Company N.V. (“Mittal Steel”) is pleased to announce today the final results of its offer for Arcelor securities, which expired on July 13 in Belgium, France, Luxembourg, Spain and the U.S. As of such date, in the aggregate:

  594,549,753 Arcelor shares have been tendered (including Arcelor shares underlying Arcelor ADSs tendered in the U.S. offer); and
  19,858,533 Arcelor convertible bonds (OCEANEs 2017) have been tendered;

which represent, on a fully-diluted basis, 91.88% of Arcelor’s share capital and 91.97% of Arcelor’s voting rights.

Pursuant to Luxembourg and Belgian laws as disclosed in the offer prospectus, as supplemented, there will be a subsequent offering period of the offer in Belgium, France, Luxembourg, Spain and the U.S. from July 27, 2006 to August 17, 2006. The subsequent offering period will have the same terms and conditions as the initial offering period that ended on July 13, 2006 (except for the minimum tender condition, which has already been met as set forth below), as provided in the offer prospectus, as supplemented.

Pursuant to Luxembourg law, after the end of the subsequent offering period, Arcelor’s remaining shareholders will be entitled to initiate proceedings to sell their shares to Mittal Steel, either for the same consideration as offered in the offer, or at a price of €40.40 per Arcelor share. This sellout right must be exercised during the three-month period starting on August 18, 2006 and ending on November 17, 2006.

Commenting, Mr Lakshmi N. Mittal, Chairman and Chief Executive, said:

“I am delighted at this result which is a resounding endorsement of the strategic logic and value of the merger of Mittal Steel and Arcelor, a truly industry transforming deal. We are very excited about our future as one company and believe this strong vote of confidence from shareholders paves the way for a speedy integration process, allowing us to realise the full benefits of working together as the undisputed world steel leader.”

Enquiries:

Nicola Davidson	Mittal Steel Company	+44 207 543 1162

UK media:

Philip Gawith	Maitland Consultancy	+44 20 7379 5151
Lydia Pretzlik	Maitland Consultancy	+44 20 7379 5151

US media:

Winnie Lerner	Abernathy McGregor	+1 212 371 5999

French media:

Anne Meaux	Image Sept	+33 6 89 87 61 76

Geographical breakdown of share tenders

The geographical break-down of shares tendered is as follows:

  2,879,447 Arcelor shares in Belgium through Euroclear Belgium;
  482,492,571 Arcelor shares in France through Euroclear France;
  24,616,293 Arcelor shares in Luxembourg through Clearstream Luxembourg and Euroclear Bank;
  45,660,679 Arcelor shares in Spain through Iberclear;
  929,712 Arcelor ADSs in the U.S.; and
  37,971,051 Arcelor shares through the Arcelor shareholder register.
Satisfaction of the Minimum Tender Condition

On a fully-diluted basis calculated in the manner described in the offer prospectus, as supplemented, the number of Arcelor shares and convertible bonds tendered in the offer represents 91.88% of Arcelor’s share capital and 91.97% of Arcelor’s voting rights.

Based on these results and as announced by Mittal Steel on July 18, the minimum tender condition is satisfied and Mittal Steel’s offer is successful. Accordingly, Mittal Steel will accept all the Arcelor shares and convertible bonds tendered in its offer. In addition, the settlement of the offer, the delivery of the Mittal Steel shares offered in the offer, the payment of the cash consideration of the offer and the listing of the new Mittal Steel shares issued as consideration in the offer on Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange, the New York Stock Exchange and the stock exchanges of Barcelona, Bilbao, Valencia and Madrid will occur on August 1, 2006.

Proration and allocation procedures

In the aggregate, 594,549,753 Arcelor shares were tendered, of which:

  219,071,736 in the primary mixed cash and exchange offer ;
  312,009,440 in the secondary cash offer; and
  63,468,577 in the secondary exchange offer.

Given the fact that the ratio of the number of shares tendered in the secondary cash offer to the number of shares tendered in the secondary exchange offer exceeds 31.1/68.9, pursuant to the proration and allocation procedures described in the offer prospectus, as supplemented, 283,380,241 Arcelor shares tendered in the secondary cash offer were deemed to be tendered in the primary mixed cash and exchange offer. As a result thereof, Mittal Steel will acquire the Arcelor shares tendered in its offer according to the following distribution:

  502,451,977 Arcelor shares in the primary mixed cash and exchange offer;
  28,629,199 Arcelor shares in the secondary cash offer; and
  63,468,577 Arcelor shares in the secondary exchange offer.

As a result of the above, holders who tendered Arcelor shares (or Arcelor ADSs) in the secondary cash offer will, in the aggregate, receive the all-cash consideration of €40.40 per Arcelor share (or U.S. dollar equivalent) in respect of only 9.18% of the Arcelor shares that they tendered in the secondary cash offer and will receive the standard mixed consideration of €12.55 in cash and 13:12 Mittal Steel class A common share for each Arcelor share (or an amount in U.S. dollars equal to €12.55 in cash and 1.083 Mittal Steel class A common share in exchange for each Arcelor ADS) in respect of 90.82% of the Arcelor shares that they tendered in the secondary cash offer. It is, however, important to note that these figures do not take into account the full effect of fraction of shares or reflect the effect of rounding. The consideration that holders will receive in exchange for Arcelor shares (or Arcelor ADSs) that they tendered in the primary offer and in the secondary exchange offer will not be subject to any adjustment and will be paid in the amounts described in the offer prospectus, as supplemented.

As a result, 665.6 million new Mittal Steel shares will be issued as consideration for the offer and the cash portion of the total offer consideration will be around €7.774 billion. Once these new shares have been issued on the settlement date, there will be a total of approximately 1,378.5 million Mittal Steel shares issued and the market capitalization of Mittal Steel will be approximately US$44.3 billion (€35.1 billion) (based on the closing Mittal Steel share price (NYSE) of US$32.15 (€25.46) on July 24, 2006), with a free float1 of approximately 755.2 million shares representing about 54.8% of the total market capitalization.

As previously announced, following completion of the anticipated post-offer merger of Mittal Steel with Arcelor, the combined Group will be re-named Arcelor Mittal.

Subsequent offering period

Since Mittal Steel has acquired more than one-third of the voting rights of Arcelor in its offer for Arcelor shares and convertible bonds (OCEANEs 2017) and more than 90% of Arcelor’s issued shares, pursuant to applicable Luxembourg and Belgian laws, respectively, there will be a subsequent offering period of the offer in Belgium, France, Luxembourg, Spain and the U.S. from July 27, 2006 to August 17, 2006.

The subsequent offering period will be subject to the same terms and conditions as the initial offering period that ended on July 13, 2006 (except for the minimum tender condition, which has

___________________
1        I.e., excluding shareholders owning more than 5% of the total equity.

already been met as set forth above), as provided in the offer prospectus, as supplemented. In particular, during such subsequent offering period, Mittal Steel will offer the same consideration as that offered during the initial offering period, and such consideration will be subject to the same adjustment mechanisms, all as summarized below:

  in the primary mixed cash and exchange offer relating to Arcelor shares, €150.60 and 13 new Mittal Steel shares for every 12 Arcelor shares;
  in the secondary cash offer relating to Arcelor shares, €40.40 per Arcelor share;
  in the secondary exchange offer relating to Arcelor shares, 11 new Mittal Steel shares for every 7 Arcelor shares; and
  in the mixed cash and exchange offer relating to Arcelor convertible bonds (OCEANEs 2017), €188.42 and 13 new Mittal Steel shares for every 12 Arcelor convertible bonds.

Mittal Steel will accept all Arcelor shares and convertible bonds (OCEANEs 2017) validly tendered as of the expiration date of the subsequent offering period. In tendering Arcelor securities, each holder and, in the case of Spain, each financial intermediary which is a member of Iberclear and submits tender orders, will be deemed to represent and warrant that it has full power and authority to tender, sell, assign and transfer its Arcelor securities (and any distributions) and that it tenders good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the Arcelor securities are not subject to any adverse claim. In tendering Arcelor securities, each holder will also be deemed to represent and warrant that it is able to tender its Arcelor securities in the offer under the applicable laws and regulations of the jurisdiction in which it is located. In addition, holders of Arcelor securities who have tendered their securities during the subsequent offering period may revoke their orders made during such subsequent offering period and withdraw their securities at any time until the last day of the subsequent offering period.

Holders of Arcelor securities tendering their securities in the European offer (i.e., (i) holders of Arcelor securities (other than ADSs) located in Belgium, France, Luxembourg and Spain and (ii) holders of Arcelor securities (other than ADSs) in any jurisdiction outside Belgium, France, Luxembourg, Spain, Japan, The Netherlands and the United States to the extent such holders may participate in the European offer pursuant to applicable local laws and regulations) may complete one of the acceptance forms attached hereto (one for tendering Arcelor shares held through a financial intermediary, one for tendering Arcelor shares directly registered in the Arcelor share register and one for tendering Arcelor convertible bonds). In order to revoke their orders and withdraw their securities tendered in the subsequent offering period, such securityholders may also complete the form of withdrawal request attached hereto. French, Spanish and Dutch versions of these acceptance and withdrawal forms are available on Mittal Steel’s and Arcelor’s websites.

Holders of Arcelor securities tendering their securities in the U.S. offer (i.e., holders of Arcelor shares and convertible bonds who are U.S. holders (within the meaning of Rule 14d-1(d) under the

U.S. Securities and Exchange Act of 1934, as amended) and holders of Arcelor ADSs worldwide) may complete the acceptance forms previously delivered to them or may request such forms from the information agent for the offer (D.F. King & Co., Inc., at 1-800-347-4857), but may not use the acceptance forms attached hereto.

As described in the offer prospectus, as supplemented, the proration and allocation procedures will be applied separately to the pool of shares tendered during the subsequent offering period, so as to ensure that 68.9% of the offer consideration paid in relation to such subsequent offering period consists of Mittal Steel shares and 31.1% of the offer consideration paid in relation to such subsequent offering period consists of cash. For the avoidance of doubt, additional exchange pool facilities will also be implemented with respect to fractions of shares resulting from tenders during such subsequent offering period.

The settlement timetable for the subsequent offering period will be as follows:

August 23, 2006	Centralisation of tenders

August 29, 2006	Publication of the final results

September 4, 2006	Settlement (including, for the avoidance of doubt, the delivery of the new Mittal Steel shares to be issued as consideration for the Arcelor securities tendered in the offer during the subsequent offering period and the payment of the related cash consideration)

Listing of the new Mittal Steel shares issued in the subsequent offering period on Euronext Amsterdam, Euronext Brussels, Euronext Paris, the
Luxembourg Stock Exchange, the New York Stock Exchange and the
stock exchanges of Barcelona, Bilbao, Valencia and Madrid

Mandatory sell-out

Pursuant to Article 16 of the Luxembourg law dated May 19, 2006 on takeover bids, minority shareholders have a sell-out right if following an offer the offeror owns more than 90% of the voting rights of a Luxembourg company. Accordingly, Arcelor’s remaining shareholders will be entitled to sell their shares to Mittal Steel within three months following the expiration of the subsequent offering period of the offer, starting on August 18, 2006 and ending on November 17, 2006. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash, provided however that, in the former case, an all-cash option be offered. The consideration offered in the sell-out proceedings must be a “fair price”; the consideration offered in the offer would be deemed a “fair price” since 90% of the Arcelor voting rights will have been acquired in the offer. The Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”) has indicated that the fair price of the all-cash option that will be offered in the sell-out proceedings will be the same as the cash consideration offered in the secondary cash offer, i.e., €40.40 per Arcelor share; accordingly, Mittal Steel will offer this price for the all cash option. The other details of the sell-out proceedings will be set out in a separate press release which will be issued prior to August 18, 2006.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financiere et des Assurances (CBFA) in Belgium, the Comision Nacional del Mercado de Valores (CNMV) in Spain and the Autorite des marches financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel's website at www.mittalsteel.com. In addition, the French version of the

Information Document is available on the AMF's website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SECs website at www.sec.gov.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT.”

MITTAL STEEL’S OFFER FOR ARCELOR SECURITIES
_____

FORM OF ACCEPTANCE
____

TO TENDER ARCELOR SHARES DEPOSITED WITH A FINANCIAL INTERMEDIARY
IN THE MIXED CASH AND EXCHANGE OFFER
MADE BY MITTAL STEEL

The undersigned hereby acknowledges that the offer made by Mittal Steel Company N.V. for Arcelor shares is as follows:

1.	Under the primary mixed cash and exchange offer relating to Arcelor shares, the undersigned shall receive: for 12 Arcelor shares tendered, €150.60 and 13 new Mittal Steel class A common shares (subject to possible adjustments concerning the amount of cash and the number of class A common shares offered as described below).

2.	Under the secondary cash offer relating to Arcelor shares, the undersigned shall receive: €40.40 for every Arcelor share tendered (subject to possible adjustments as described below).

3.	Under the secondary exchange offer relating to Arcelor shares, the undersigned shall receive: 11 new Mittal Steel class A common shares for 7 Arcelor shares tendered (subject to possible adjustments as described below).

The undersigned acknowledges that the consideration set out above in the primary and secondary offers may be subject to adjustment if Arcelor makes specified distributions in respect of its share capital, acquires its shares or issues new voting securities or securities conferring the right to subscribe for, acquire or convert into voting securities, as set out in detail in the local versions of the Information Document approved by the AMF, the CBFA and the CSSF on 16 May 2006 and by the CNMV on 22 May 2006, respectively, and in the supplements thereto approved by the AMF, the CBFA, the CNMV and the CSSF, respectively, on 31 May 2006 and on 4 July 2006 (the “Information Document”).

The undersigned is not required to make the same election for all of the Arcelor shares tendered, and the undersigned may make any of these elections for all or some of the Arcelor shares tendered. Tenders in the two secondary offers set out above, however, are subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the tendered Arcelor shares that are exchanged for Mittal Steel class A common shares and the portion of the tendered Arcelor shares that are exchanged for cash will be 68.9% and 31.1%, respectively, subject to adjustment if the consideration is adjusted as described above. To the extent that the elections made by tendering holders of Arcelor shares result in a different ratio than that mentioned above, Arcelor shares tendered in the Secondary Offers will be deemed to have been tendered in the Primary Offer, on a pro rata basis and to the extent required to achieve such ratio.

Fractions of Shares. In tendering Arcelor shares, the undersigned acknowledges that if the number of Arcelor shares tendered does not entitle the undersigned to receive a round number of Mittal Steel class A common shares, the undersigned will receive cash in an amount equal to the product of the fraction of the Mittal Steel class A common share to which the undersigned would be entitled and the average sale price per Mittal Steel class A common share realised on the market as described in the Information Document.

Validity of Transfers. In tendering Arcelor shares in the European Offer, the undersigned represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer its Arcelor shares (and any distributions) and that the undersigned tenders good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim.

Transaction Costs. The undersigned understands that, in the event that the Offer is withdrawn, Mittal Steel will reimburse all reasonable expenses incurred by Arcelor shareholders for the purpose of tendering Arcelor shares in the Offer.

Restrictions. The undersigned acknowledges that the European Offer will not be made in Japan, The Netherlands or the United States; the Offer shall be restricted in Canada and the United Kingdom. In addition, Arcelor shareholders located outside of Belgium, France, Luxembourg and Spain who want to participate in the European Offer must verify that they are permitted to do so under the laws and regulations of the jurisdiction in which they are located. The undersigned hereby represents and warrants that the undersigned is able to tender its

Arcelor shares in the European Offer under the applicable laws and regulations of the jurisdiction in which the undersigned is located. U.S. holders of Arcelor shares may not tender their Arcelor shares by means of this acceptance form in the European Offer. Instead, such holders must tender their Arcelor shares in the U.S. Offer being made by Mittal Steel concurrently with the European Offer.

Offer Document. The undersigned also represents that the undersigned is aware of the terms and conditions of the Offer as described in the Offer Document, including the Information Document.

All the capitalised terms used herein are defined in the Information Document.

ACCEPTANCE FORM FOR THE TENDER OF SHARES DEPOSITED WITH A FINANCIAL INTERMEDIARY

THIS ACCEPTANCE FORM MUST BE FILED WITH YOUR FINANCIAL INTERMEDIARY ON OR BEFORE 17 AUGUST 2006

Name of Holder of Arcelor shares:

Address (include postal code):

Hereby instructs and give full power of attorney to:

          the financial intermediary with which Arcelor shares are deposited:

       -

          in the securities account number:

       -

to tender, sell, assign and transfer on behalf of the undersigned the following Arcelor shares in the Offer in the manner described below:

1.	Number of Arcelor shares tendered in the primary mixed cash and exchange offer	☐

2.	Number of Arcelor shares tendered to the secondary cash offer	☐

3.	Number of Arcelor shares tendered to the secondary exchange offer	☐

(When making your election among the three options above, please tick the box corresponding to the option(s) chosen. Holders of Arcelor shares who fail to elect one of these options on this form of acceptance shall be deemed to have opted for the primary mixed cash and exchange offer.)

to credit the cash consideration to the following account:

to credit the new Mittal Steel class A common shares to the following securities account (if different from the one mentioned above):

Date: Signature of Holder:

MITTAL STEEL’S OFFER FOR ARCELOR SECURITIES
_____

FORM OF ACCEPTANCE
_____

TO TENDER ARCELOR SHARES WHERE THE HOLDER IS DIRECTLY REGISTERED IN THE
SHAREHOLDERS’ REGISTER OF ARCELOR IN THE MIXED CASH AND EXCHANGE OFFER
MADE BY MITTAL STEEL

The undersigned hereby acknowledges that the offer made by Mittal Steel Company N.V. for Arcelor shares is as follows:

1.	Under the primary mixed cash and exchange offer relating to Arcelor shares, the undersigned shall receive: for 12 Arcelor shares tendered, €150.60 and 13 new Mittal Steel class A common shares (subject to possible adjustments concerning the amount of cash and the number of class A common shares offered as described below).

2.	Under the secondary cash offer relating to Arcelor shares, the undersigned shall receive: €40.40 for every Arcelor share tendered (subject to possible adjustments as described below).

3.	Under the secondary exchange offer relating to Arcelor shares, the undersigned shall receive: 11 new Mittal Steel class A common shares for 7 Arcelor shares tendered (subject to possible adjustments as described below).

The undersigned acknowledges that the consideration set out above in the primary and secondary offers may be subject to adjustment if Arcelor makes specified distributions in respect of its share capital, acquires its shares or issues new voting securities or securities conferring the right to subscribe for, acquire or convert into voting securities, as set out in detail in the local versions of the Information Document approved by the AMF, the CBFA and the CSSF on 16 May 2006 and by the CNMV on 22 May 2006, respectively, and in the supplements thereto approved by the AMF, the CBFA, the CNMV and the CSSF, respectively, on 31 May 2006 and on 4 July 2006 (the “Information Document”).

The undersigned is not required to make the same election for all of the Arcelor shares tendered, and the undersigned may make any of these elections for all or some of the Arcelor shares tendered. Tenders in the two secondary offers set out above, however, are subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the tendered Arcelor shares that are exchanged for Mittal Steel class A common shares and the portion of the tendered Arcelor shares that are exchanged for cash will be 68.9% and 31.1%, respectively, subject to adjustment if the consideration is adjusted as described above. To the extent that the elections made by tendering holders of Arcelor shares result in a different ratio than that mentioned above, Arcelor shares tendered in the Secondary Offers will be deemed to have been tendered in the Primary Offer, on a pro rata basis and to the extent required to achieve such ratio.

Fractions of Shares. In tendering Arcelor shares, the undersigned acknowledges that if the number of Arcelor shares tendered does not entitle the undersigned to receive a round number of Mittal Steel class A common shares, the undersigned will receive cash in an amount equal to the product of the fraction of the Mittal Steel class A common share to which the undersigned would be entitled and the average sale price per Mittal Steel class A common share realised on the market as described in the Information Document.

Validity of Transfers. In tendering Arcelor shares in the European Offer, the undersigned represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer its Arcelor shares (and any distributions) and that the undersigned tenders good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim.

Transaction Costs. The undersigned understands that, in the event that the Offer is withdrawn, Mittal Steel will reimburse all reasonable expenses incurred by Arcelor shareholders for the purpose of tendering Arcelor shares in the Offer.

Restrictions. The undersigned acknowledges that the European Offer will not be made in Japan, The Netherlands or in the United States; the European Offer shall be restricted in Canada and the United Kingdom. In addition, Arcelor shareholders located outside of Belgium, France, Luxembourg and Spain who want to participate in the European Offer must verify that they are permitted to do so under the laws and regulations of the jurisdiction in which they are located. The undersigned hereby represents and warrants that the undersigned is able to tender its Arcelor shares in the Offer under the applicable laws and regulations of the jurisdiction in which the undersigned is located. U.S. holders of Arcelor shares may not tender their Arcelor shares by means of this acceptance form in the European Offer. Instead, such holders must tender their Arcelor shares in the U.S. Offer being made by Mittal Steel concurrently with the European Offer.

Offer Document. The undersigned also represents that the undersigned is aware of the terms and conditions of the Offer as described in the Offer Document, including the Information Document.

All the capitalised terms used herein are defined in the Information Document.

ACCEPTANCE FORM FOR THE TENDER OF SHARES WHERE THE HOLDER IS DIRECTLY
REGISTERED IN THE SHAREHOLDERS’ REGISTER OF ARCELOR

THIS ACCEPTANCE FORM MUST BE COMPLETED AND FILED WITH ARCELOR
ON OR BEFORE 17 AUGUST 2006

ARCELOR S.A.
SERVICE TITRES
19, AVENUE DE LA LIBERTE
L-2930 LUXEMBOURG;
FAX: + 352 4792 2548.

Name of Holder of Arcelor shares:

Address (include postal code):

Shareholder account number:

Hereby

I.	tenders, sells, assigns and transfers the following Arcelor shares in the Offer in the manner described below:

	1.	Number of Arcelor shares tendered in the primary mixed cash and exchange offer	_______ ☐

	2.	Number of Arcelor shares tendered to the secondary cash offer	_______ ☐

	3.	Number of Arcelor shares tendered to the secondary exchange offer	_______ ☐
(When making your election among the three options above, please tick the box corresponding to the option(s) chosen. Holders of Arcelor shares who fail to elect one of these options on this form of acceptance shall be deemed to have opted for the primary mixed cash and exchange offer.)

II.	authorises the cash consideration to be credited to the following account:

IBAN account number
BIC code or swift
Name and address of bank

III.	acknowledges that he/she will be registered as owner of the new Mittal Steel class A common shares on the share register of Mittal Steel

Date: Signature of Holder:

MITTAL STEEL’S OFFER FOR ARCELOR SECURITIES
_____

FORM OF ACCEPTANCE
_____

TO TENDER ARCELOR CONVERTIBLE BONDS IN THE MIXED CASH AND EXCHANGE OFFER MADE BY MITTAL STEEL

The undersigned hereby acknowledges that the offer made by Mittal Steel Company N.V. for Arcelor 3% convertible bonds issued in June 2002 maturing on 27 June 2017 (the “Convertible Bonds”) is as follows:

  A mixed cash and exchange offer pursuant to which the undersigned shall receive 13 new Mittal Steel class A common shares and €188.42 for 12 Arcelor convertible bonds.

Fractions of Shares. In tendering Arcelor Convertible Bonds, the undersigned acknowledges that if the number of Arcelor Convertible Bonds tendered does not entitle the undersigned to receive a round number of Mittal Steel class A common shares, the undersigned will receive cash in an amount equal to the product of the fraction of the Mittal Steel class A common share to which the undersigned would be entitled and the average sale price per Mittal Steel class A common share realised on the market as described in detail in the local versions of the Information Document approved by the AMF, the CBFA and the CSSF on 16 May 2006 and by the CNMV on 22 May 2006, respectively, and in the supplements thereto approved by the AMF, the CBFA, the CNMV and the CSSF, respectively, on 31 May 2006 and on 4 July 2006 (the “Information Document”).

Validity of Transfers. In tendering Convertible Bonds in the European Offer, the undersigned represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer its Arcelor Convertible Bonds and that the undersigned tenders good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim.

Transaction Costs. The undersigned understands that, in the event that the Offer is withdrawn, Mittal Steel will reimburse all reasonable expenses incurred by holders of Convertible Bonds for the purpose of tendering Convertible Bonds in the Offer.

Restrictions. The undersigned acknowledges that the European Offer will not be made in Japan, The Netherlands or the United States; the European Offer shall be restricted in Canada and the United Kingdom. In addition, holders of Convertible Bonds located outside of Belgium, France, Luxembourg and Spain who want to participate in the European Offer must verify that they are permitted to do so under the laws and regulations of the jurisdiction in which they are located. The undersigned hereby represents and warrants that the undersigned is able to tender its Convertible Bonds in the Offer under the applicable laws and regulations of the jurisdiction in which the undersigned is located. U.S. holders of Convertible Bonds may not tender their Convertible Bonds by means of this acceptance form in the European Offer. Instead, such holders must tender their Convertible Bonds in the U.S. Offer being made by Mittal Steel concurrently with the European Offer.

Offer Document. The undersigned also represents that the undersigned is aware of the terms and conditions of the Offer as described in the Offer Document, including the Information Document.

All the capitalised terms used herein are defined in the Information Document.

MITTAL STEEL’S OFFER FOR ARCELOR SECURITIES

ACCEPTANCE FORM FOR THE TENDER OF ARCELOR CONVERTIBLE BONDS IN THE MIXED CASH AND EXCHANGE OFFER MADE BY MITTAL STEEL

THIS ACCEPTANCE FORM MUST BE FILED WITH YOUR FINANCIAL INTERMEDIARY ON OR BEFORE 17 AUGUST 2006

Name of Holder of Convertible Bonds:

Address (include postal code):

Hereby instructs and gives full power of attorney to:

Financial intermediary with which Convertible Bonds are deposited:

Securities Account Number:

to tender, sell, assign and transfer on behalf of the undersigned the following number of Convertible Bonds in the mixed cash and exchange offer as follows:

to credit the cash consideration to the following account:

to credit the new Mittal Steel class A common shares to the following securities account (if different from the one mentioned above):

Date: Signature of Holder:

MITTAL STEEL’S OFFER FOR ARCELOR SECURITIES
_____

FORM OF WITHDRAWAL REQUEST
_____

TO WITHDRAW ARCELOR SHARES AND/OR CONVERTIBLE BONDS TENDERED IN THE OFFER MADE BY MITTAL STEEL

The undersigned hereby represents that the undersigned has tendered Arcelor shares and/or Convertible Bonds in the European Offer made by Mittal Steel and wishes to withdraw all or part of such tenders as indicated below.

The undersigned further represents that the undersigned is aware of the terms and conditions of the European Offer made by Mittal Steel for Arcelor Securities as described in the Offer Document, including local version of the Information Document which was approved by the AMF, the CBFA and the CSSF on 16 May 2006 and by the CNMV on 22 May 2006, respectively, and in the supplements thereto approved by the AMF, the CBFA, the CNMV and the CSSF, respectively, on 31 May 2006 and on 4 July 2006 (the “Information Document”). All the capitalised terms used herein are defined in the Information Document.

THIS FORM OF WITHDRAWAL REQUEST MUST BE FILED
ON OR BEFORE 17 AUGUST 2006

Name of Holder of Arcelor shares and/or Convertible Bonds:

Address (include postal code):

Hereby:

☐	instructs and gives full power of attorney to financial intermediary with which tendered Arcelor shares and/or Convertible Bonds, respectively, were deposited before their tender in the European Offer:
☐	to withdraw their following tenders in the Offer and to credit the withdrawn Arcelor shares and/or Convertible Bonds back to my securities account.
☐	withdraws their following tenders in the European Offer (in the case the Arcelor shares were registered directly in Arcelor’s share register before their tender in the European Offer)

(Please tick the box corresponding to the option chosen.)

1	Number of Arcelor shares tendered in the primary mixed cash and exchange offer to be withdrawn	__________
	Date(s) of such tender(s)	__________

2	Number of Arcelor shares tendered to the secondary cash offer to be withdrawn	__________
	Date(s) of such tender(s)	__________

3	Number of Arcelor shares tendered to the secondary exchange offer to be withdrawn	__________
	Date(s) of such tender(s)	__________

4	Number of Arcelor Convertible Bonds tendered to mixed cash and exchange offer to be withdrawn	__________
	Date(s) of such tender(s)	__________

Date: Signature of Holder:

With respect to Arcelor shares directly registered with Arcelor share register, this form of withdrawal request must be sent to Arcelor, as share registrar at:

ARCELOR S.A.
SERVICE TITRES
19, AVENUE DE LA LIBERTE
L-2930 LUXEMBOURG;
FAX: + 352 4792 2548.